EXHIBIT 2.3



                       Stock Transfer Agreement




Parties to this agreement:

 Party A: Dahua Project Management Group
 Party B: Bauer Invest Inc.

Participating Shareholder:  Beijing Dahua Bidding Agency



Beijing Dahua Real Estate Development Ltd. is a limited liability company jointly invested by both Dahua Project Management Group and Beijing Dahua Bidding Agency. Beijing Dahua Real Estate Development Ltd. shall have the registration capital of RMB 10 million yuan, out of which Dahua Project Management Group owns 80% of the stock (i.e. RMB 8 million yuan), whereas Beijing Dahua Bidding Agency owns 20% of the stock (i.e. RMB 2 million yuan).

Through amicable consultation, Party A agrees to transfer its 80% of the stock in Beijing Dahua Real Estate Development Ltd. to Party B. This stock transfer agreement is hereby made and concluded by and between Party A and Party B as follows:


I. Introduction to the assignor and the assignee


1. The assignor (Party A)

Name:                        Dahua Project Management Group
Legal business address:      No.8 Zhixin Road of Xueyuan Road of Haidian
                             district in Beijing city
Legal Representative:

                 Name:          Du Yonglin,
                 Title:         President,
                 Nationality:   China.

2. The assignee (Party B)

Name:                           Bauer Invest Inc.
Legal business address:         Floor 2, Vanterpool Plazaa, Wickhams Cay I,
                                Road Town, Tortola, BVI.

Legal Representative:

                 Name:          Du Yonglin,
                 Title:         President,
                 Nationality:   China.


II. Stock Transfer Amount and Price

Dahua Project Management Group (Party A) agrees to transfer RMB 8 million yuan (approximately US$963,800) worth of its 80% of the stock in Beijing Real Estate Development Ltd. to Bauer Invest Inc. (Party B).


III.  Terms of Stock Transfer Completion and Method

Party B shall pay Party A US$963,800 in cash within 90 days from the date of the issuance of the amended business license following execution hereof.


IV. After completion of the above stock transfer, Party B shall acknowledge the original contract and its annex, and shall agree to perform and undertake all rights, obligations and liabilities Party A formerly owns in Beijing Dahua
Real Estate Development Ltd.


V.  Liabilities of Breach of Agreement

Where Party B fails to pay the amount in accordance with the time limit specified in Article III of this agreement, Party B shall pay 2% of the amount of investment as penalty one (1) month beyond the time limit. If Party B fails to pay the specified amount three (3) months beyond the time limit, Party A shall have the right to terminate the agreement in question and demand compensation for loss.


VI.  Dispute Resolution

Any disputes arising from the execution of, or in connection with, this agreement shall be settled through friendly consultations between the Parties hereto. In case no settlement can be reached through consultations, the disputes in question shall be submitted to China's arbitration agency or other arbitration agencies for arbitration in accordance with their rules of arbitration. The arbitration award shall be final and binding upon the Parties hereto. The cost of arbitration shall be borne by the losing Party.



Dahua Project Management Group.             Bauer Invest Inc.


/s/ Yonglin Du                               /s/ Yonglin Du
------------------------------              -------------------
Yonglin Du                                      Yonglin Du
Legal Representive                           Legal Representative


Date of contract:      May 25, 2004


Contracting place:     Dahua Real Estate Development Ltd. in Lutuan Village,
                       Beiqijia Township, Changping District, Beijing